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SEC FILE NUMBER
8-67194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KEPLER CAPITAL MARKETS, INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 EAST 49TH STREET, STE 3605
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRISTOPHER LAVAGNINO	(212)710-7625	clavagnino@keplercheuvreux.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP
(Name – if individual, state last, first, and middle name)

1185 AVENUE OF THE AMERICAS, 38TH FL	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

07/01/2004	1195
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER KERR LAVAGNINO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KEPLER CAPITAL MARKETS, INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO, COO

Notary Public

DAVID LEVER
Notary Public, State of New York
No. 01LE6166345
Qualified in New York County
Commission Expires May 21, 2023

2-18-2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kepler Capital Markets, Inc.

Financial Statement

As of and for the Year Ended December 31, 2021

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Table of Contents

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Kepler Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kepler Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Kepler Capital Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kepler Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Kepler Capital Markets, Inc.'s auditor since 2016.

New York, New York
February 18, 2022

Kepler Capital Markets, Inc.

Statement of Financial Condition

Year Ended December 31, 2021

ASSETS

Cash	$ 15,481,883
Restricted cash	256,750
Due from broker	1,210,705
Fail to deliver	2,266,309
Accounts receivable, net of $0 allowance for doubtful accounts	611,199
Due from Parent	74,125
Deferred tax asset	48,602
Property and equipment (net of accumulated depreciation of $965,788)	10,624
Right of use asset (net of accumulated amortization of $1,910,742)	601,582
Prepaid expenses and other assets	223,187
TOTAL ASSETS	$ 20,784,966

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable	$ 34,946
Payable to customer	2,266,309
Compensation payable	365,930
Income taxes payable	579,756
Lease liability	609,186
Accrued expenses and other liabilities	598,938
TOTAL LIABILITIES	4,455,065
COMMITMENTS	
STOCKHOLDER'S EQUITY	
Common stock ($0.01 par value, 1,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	11,713,982
Retained earnings	4,615,918
TOTAL STOCKHOLDER'S EQUITY	16,329,901
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 20,784,966

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statement.

1. Organization and Nature of Business

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's North American headquarters are located in New York, New York. The Company also conducts business with the trade name "Kepler Cheuvreux North America".

The Company is a wholly-owned subsidiary of Kepler Cheuvreux ("Parent"). The Parent is a French "Enterprise d'Investissement" (Investment Company) registered with the Autorité de Contrôle Prudentiel et de Résolution and the Autorité des Marchés Financiers. The Parent provides independent equity research, execution services to institutional customers, asset management and advisory services (ECM, DCM, intermediation in structured products, corporate finance) with branches and subsidiaries in Amsterdam, Brussels, Frankfurt, Geneva, London, Madrid, Milan, Oslo, Stockholm, Vienna and Zurich.

The Company acts as a broker for North American institutional customers in the purchase and sale of foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. The Company does not provide engage in any activity involving options, futures, derivatives and/or structured products. The Company self-clears foreign equity transactions pursuant to SEC Rule 15a-6 via its Parent and its third party clearing arrangement with Parel, a division of Sociéte Générale. The Parent also provides assistance with the settlement of foreign securities transactions by providing settlement acronyms with services that include Omgeo OASYS Global or Omgeo Central Trade Manager. The Company also maintains a separate fully disclosed clearing agreement with Pershing for the clearing and settlement of securities on North American Exchanges and certain Latin American markets, such as Mexico and Canada. The Company also distributes research reports that have been produced by the Parent to major U.S. institutional investors pursuant to SEC Rule 15a-6 and the terms of a services agreement between the Company and the Parent.

The Company is currently approved to conduct the following business activities:
A. Broker or dealer retailing domestic and foreign corporate equity securities;
B. Broker or dealer retailing corporate domestic and foreign debt securities;
C. Underwriter or selling group participant (corporate securities other than mutual funds) on a best efforts basis;
D. Government securities broker (U.S. and foreign issuers);
E. Distribute third-party research to clients (pursuant to the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934);
F. Acting as the U.S. broker-dealer for foreign broker-dealer affiliates pursuant to Rule 15a-6 of the Securities Exchange Act of 1934;
G. Broker or dealer selling securities of only one (1) issuer or associate issuers (other than mutual funds);
H. Broker or dealer selling tax shelters or limited partnerships in the secondary market;
I. Broker or dealer selling tax shelters or limited partnerships in primary distributions;
J. Private placements of securities;
K. Mergers and Acquisitions (structuring and advisory services); and
L. Trading securities for its own account to facilitate customer trading.

2. Summary of Significant Accounting Policies

Basis of Presentation - These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currency - Income and expenses associated with the purchase and sale of securities that are denominated in other foreign currencies are translated into U.S. dollar amounts using end of month rates and are included in commission income. Year-end balances are translated at the year-end rate.

Concentration of Credit Risk - The Company maintains substantially all of its cash balances at two major unaffiliated financial institutions. At times, account balances may exceed federally insured limits. However, the Company does not believe that these amounts are exposed to any significant risks based on the credit rating of the two financial institutions.

Fixed Assets – Fixed assets, including telephone equipment, computer equipment and furniture, are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Income Taxes – The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue from Contracts with Customers

a) Significant Judgments

Revenue from contracts with customers includes commission income, commission sharing arrangements and unbundling from individualized and customized research services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

b) Commission Income

Kepler is a non-carrying broker dealer that receives commission income generated from trading foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. Kepler is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. Kepler works with the customer to establish the commission rate. Under ASC 606, Kepler sets the price and is principal for revenue recognition and, therefore, Kepler records commissions on a gross basis. In general the commissions are charged to customers on the trade date at the point of execution by Kepler. Certain customers, who execute Buyback Orders pursuant to 10b-18, are invoiced to collect commissions at the end of each month.

Kepler's brokerage account form with all clients specifies that the account can be terminated at will by either the customer or Kepler at any time without a termination penalty. When a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, entities should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. For securities transactions and trade commissions, the period in which the parties have enforceable rights and obligations is typically one day or less, the trade date.

Kepler's role and responsibility as an executing broker is performed only when a customer requests the Company to initiate a trade. As a result, the customer has an option to purchase this service. Consideration resulting from the trade is the exercise of the option and commissions will not be considered variable consideration because the customer has a contractual right (but not an obligation) to choose the amount of additional distinct services which are purchased (i.e., orders for execution). Kepler does not have any contracts which stipulate a guaranteed minimum number of trades and, therefore, Kepler does not have any additional performance obligations. Since there are no minimum number of trades required, any trades beyond those which have already been executed are also considered optional purchases.

c) Research Revenue

Income from individualized and customized research services, referred to as "unbundling" or commission sharing arrangements ("CSA") is recorded on a gross basis. Kepler does not provide subscription services or advisory services. Kepler does not sell or provide any market data services. Kepler does not have contracts with customers setting forth contractual fees or the frequency of payments for products or services. There are no contracts with customers for individualized and customized research services. CSA income is identified when the customer informs Kepler of the intention to make a payment. All unbundling and CSA revenues are compliant with Section 28(e) of the Securities Exchange Act of 1934. Kepler's clients determine the amount that they want to pay Kepler for individualized and customized research services which is recorded as CSA and unbundling revenue. For CSA and Unbundling revenue, the period in which the parties have enforceable rights and obligations can only be determined when the customer informs Kepler of the intention to make a payment for individualized and customized services.

When a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, an entity should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. Research services can be terminated at will by either Kepler or the customer at any time without a termination penalty. Kepler is a principal with respect to research income as a result, Kepler recognizes these revenues on a gross basis.

Current Expected Credit Losses ("CECL")

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2021, an allowance for credit losses was not considered necessary.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than the greater of $250,000 or 2 percent of aggregate debit items. At December 31, 2021, the Company had net capital of $14,554,730, which exceeded the required net capital by $14,304,730.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption's appearing in paragraph (k)(2)(i) and (k)(2)(ii).

4. Property and equipment

Property and equipment at December 31, 2021 consists of:	
Telephone System	$ 202,819
Furniture	244,262
Computer Equipment	529,332
	976,412
Less: Accumulated depreciation	(965,788)
	$ 10,624

Depreciation expense for the year ended December 31, 2021 was $14,292.

5. Commitments

On January 1, 2019, the Company recognized operating lease liabilities of $2,034,634, with corresponding right of use ("ROU") assets of $2,034,634, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases. During the year ending December 31, 2021, the Company amortized $477,684 of its right of use asset and reduced its lease liability obligations by $496,978.

The Company has elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities. The Company also elected the practical expedient to not separate lease and non-lease components for all of its leases.

6. Related-party Transactions

Master Service Agreement
Pursuant to the annex to a Master Service Agreement the Company paid service fees to its Parent for managerial, administrative, and technology services. Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates.

During the year, the Company incurred expenses of $15,452,395 with the Parent related to execution and settlement. In addition, pursuant to the annex to a Master Service Agreement, the Company paid the Parent $633,674 related to managerial, administrative, and technology services which are included in the financial caption of service fees.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Due From Parent / Affiliate Receivable:
Due from Parent account is 50% of the commission revenue generated by 15a-6 business involving foreign security executions which are executed by the Parent and cleared at Parel. As of December 31, 2021, the Due from Parent balance was $74,125.

Due To Parent for Unbundled Commission:
50% of invoicing revenue is payable to the Parent pursuant to Transfer Pricing and is recorded as an intercompany transaction in the Due to Parent account. As of December 31, 2021, the Due to Parent balance was $0.

Due to Affiliates / Kepler Services:
The Services Lending Agreement is with Kepler Services, which is the groups shared service center for support functions. Kepler Services invoices its costs to entities in the Kepler Group. Costs recharged are allocated based on a proportional headcount of each participating entity and amounted to $633,674 in the Statement of Income for the year ended December 31, 2021. As of December 31, 2021 the Due to Affiliates balance was $0.

7. Due from Broker

The Company established a fully disclosed clearing agreement with Pershing LLC ("Pershing") to clear and settle U.S. equities and ADRs. Kepler records commission receivables from its clearing broker, Pershing, as Due from Broker. At the end of each month, the Company reviews monthly statements generated by Pershing to reconcile receivables from the clearing broker. At December 31, 2021, the receivables from Pershing were $210,705 and the clearing deposit was $1,000,000.

8. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The components of the provision for income taxes for the year ended December 31, 2021 are as follows:

Current tax provision:	
Federal	$ 1,162,312
State and local	364,218
Total current tax expense	**1,526,530**
Deferred tax provision:	
Federal	$ 3,521
State and local	(29,998)
Total deferred tax benefit	**(26,476)**
Change in valuation allowance:	-
Total tax provision	**1,500,053**

The Company has a net deferred tax asset of approximately $48,602 as of December 31, 2021. Most of the deferred tax asset balance is related to timing differences, resulting from ROU asset and lease liabliity, accounts receivable and accrued expenses.

The difference between the statutory rate of 21.0% and the effective rate of 25.6% for 2021 is primarily due to the state taxes.

At December 31, 2021, the Company has no federal net operating loss carryforwards.

The Company had no unrealized tax benefits as of December 31, 2021. The Company's accounting policy is to include interest and penalties in income tax expense. There were no amounts for interest and penalties included in the financial statements for the year ended December 31, 2021.

9. Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and/or counterparty risk through its internal control procedures. In addition, the Company has a process of reviewing the creditworthiness and risk profile of each customer and/or other counterparty at the time of onboarding and periodically as part of its overall risk management policies and procedures.

10. Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available for issuance. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.